SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 1999

                          PANAMERICAN BEVERAGES, INC.

                (Translation of registrant's name into English)

                Blvd. Manuel Avila Camacho, No. 40, 22nd Floor
                           Col. Lomas de Chapultepec
                              Del. Miguel Hidalgo
                        C.P. 11000 Mexico, D.F., Mexico

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F  x                     Form 40-F
                          ---                              ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                       No  x
                           ---                      ---


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                               Table of Contents


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Press Release dated December 10, 1999: Panamco to Record
   One-Time Charge in Fourth Quarter of 1999; Board Authorizes
   $100 Million Share Repurchase...................................         3

Signatures.........................................................         5


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[LOGO]



FOR IMMEDIATE RELEASE

Contact:   Christian Philco                        David Reno/Christina Johnson
           Panamerican Beverages                   Sard Verbinnen & Co.
           525/201-6326                            212/687-8080


          PANAMCO TO RECORD ONE-TIME CHARGE IN FOURTH QUARTER OF 1999
                 Asset Write-offs in Venezuela and Colombia;
                  Severance Payments in Venezuela and Brazil

                BOARD AUTHORIZES $100 MILLION SHARE REPURCHASE

       _________________________________________________________________


          MEXICO CITY, December 10, 1999 -- Panamerican Beverages, Inc. (NYSE:
PB), the largest soft drink bottler in Latin America and one of the world's largest Coca-Cola bottlers, announced today that it will record a US$21.7 million one-time charge in the 1999 fourth quarter as a result of the write-off of operational assets related to its Venezuelan and Colombian operations, as well as severance payments related to its Venezuelan and Brazilian operations. This included the permanent closure of five plants in Venezuela and the relocation or disposal of associated equipment, the disposal of obsolete equipment in Colombia, and recent workforce reductions of 203 and 663 respectively in Venezuela and Brazil. This charge is in addition to the $8.7 million charge recorded in the first half of the year in Venezuela and Brazil.

          Separately the Company announced that its Board of Directors has approved a share repurchase program for up to US$100 million of the Company's Class A common stock. The Company may repurchase shares in the open market as well as in privately negotiated transactions based on prevailing market conditions.

          Said Francisco Sanchez-Loaeza, chairman and chief executive officer of Panamco: "We are successfully streamlining legacy assets in Venezuela, reallocating them as needed, to position our operations there for future growth and improved performance. In Brazil, where we have recaptured significant market share, the workforce reductions reflect our continued efforts to


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increase manufacturing and distribution efficiency across all of our operations and will contribute to improved investor returns in the future."

          Commenting on the share repurchase program, Mr. Sanchez-Loaeza continued: "This program -- the largest to date -- underscores our optimism about Panamco's future, and the tremendous opportunities that we believe lie ahead."

          The share repurchase program will be funded by the Company's free cash flow.

          Panamco is the largest soft drink bottler in Latin America and one of the world's largest bottlers of the soft drink products of The Coca-Cola Company. The Company produces and distributes substantially all Coca-Cola soft drink products in its franchise territories in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, along with bottled water, beer and other beverages. Panamco is an anchor bottler of The Coca-Cola Company.

                                     * * *

Statements made in this press release that are not historical in nature may include "forward-looking statements" within the meaning of U.S. federal securities laws. It is important to note that these statements involve a number of risks, uncertainties and other factors that could cause Panamco's actual results to differ materially from those included in such forward-looking statements. Information concerning such factors is contained in Panamco's Annual Report on Form 20-F for the year ended December 31, 1998, and other documents subsequently filed by Panamco with the U.S. Securities and Exchange Commission (the "SEC"), all of which are available from the SEC.


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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PANAMERICAN BEVERAGES, INC.,
                                             (Registrant)


                                              by  /s/ Paulo J. Sacchi
                                                  -------------------
                                                  Name:  Paulo J. Sacchi
                                                  Title: Senior Vice President-
                                                         Finance and Treasurer


Dated:  December 16, 1999